$500mm Senior Notes Offering Final Terms

Issuer:	Temple-Inland Inc.
Ratings:	Baa3 (stable) / BBB (stable)
Offering Format:	SEC Registered
Bookrunners:	CITI / GS
Co-Managers:	BAS / BNP / CALY / JPM / SCOT / TD / UBS

	6.375% Notes due 2016	6.625% Notes due 2018

Principal Amount	$250,000,000	$250,000,000

Treasury Benchmark	4.500% due 11/15/2015	4.500% due 11/15/2015

Treasury Yield	4.529%	4.529%

Re-offer Spread to Treasury	+192 bp	+217 bp

Re-offer Yield	6.449%	6.699%

Coupon	6.375%	6.625%

Price to Public	99.444%	99.379%

Gross Proceeds	$248,610,000	$248,447,500

Gross Spread (%)	0.650%	0.675%

Gross Spread ($)	$1,625,000	$1,687,500

Net to Temple-Inland (%)	98.794%	98.704%

Net Proceeds ($)	$246,985,000	$246,760,000

All-in Cost to Temple-Inland	6.538%	6.782%

Coupon Dates	January 15, July 15	January 15, July 15

First Coupon Date	July 15, 2006	July 15, 2006

Trade Date	December 2, 2005	December 2, 2005

Settlement Date (flat)	December 7, 2005	December 7, 2005

Maturity Date	January 15, 2016	January 15, 2018

Make-Whole Call	T+30 bp	T+35 bp

Day Count	30/360	30/360

CUSIP	879868AK3	879868AL1

ISN Number	US879868AK38	US879868AL11

Interest Rate Adjustment	The interest rates on the senior notes is subject to adjustment as described on the following page.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.

$500mm Senior Notes Offering Final Terms
     Interest Rate Adjustment
     The interest rate payable on each series of senior notes will be subject to adjustment from time to time if either Moody’s Investors Service, Inc. (or Moody’s) or Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. (or S&P) downgrades the debt rating applicable to the senior notes as set forth below.
     If the rating from Moody’s is decreased to a rating set out below, the interest rates will increase from those set forth on the cover page of this prospectus supplement for each of the series of the senior Notes by the percentage set opposite that rating:

Rating	Percentage
Ba1	.25%
Ba2	.50%
Ba3	.75%
B1 or below	1.00%
     If the rating from S&P is decreased to a rating set out below, the interest rates will increase from the rate set forth on the cover page of this prospectus supplement for each of the series of the senior notes by the percentage set opposite that rating:

Rating	Percentage
BB+	.25%
BB	.50%
BB-	.75%
B+ or below	1.00%
     Each adjustment required by any decrease in the rating as set forth above, whether occasioned by the action of Moody’s or S&P, shall be made independent of any and all other adjustments. If Moody’s or S&P subsequently increases its rating to any of the thresholds set forth above, the interest rates on each of the series of the senior notes will be decreased such that the interest rates for each of the series of the senior notes equals the rate set forth on the cover page of this prospectus supplement plus the percentage set opposite that rating, or zero in the event the rating is above the applicable listed rating. In no event shall (1) the interest rate for any series of senior notes be reduced to below the interest rate set forth for such series on the cover page of this prospectus supplement, and (2) the total increase in the interest rate on any series of senior notes exceed 2.00% above the interest rate set forth for such series on the cover page of this prospectus supplement.
     If either Moody’s or S&P ceases to provide the rating, any subsequent increase in the interest rates of the senior notes necessitated by a reduction in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rates of the senior notes shall be made solely as a result of either Moody’s or S&P ceasing to provide the rating. If both Moody’s and S&P cease to provide the rating, the interest rates of the senior notes will increase to, or remain at, as the case may be, 2.00% above the interest rate set forth on the cover page of this prospectus supplement.
     Any interest rate increase or decrease, as described above, will take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rates.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.